STONE ENERGY CORPORATION
625 E. Kaliste Saloom Road
Lafayette, Louisiana 70508
(337) 237-0410
August 10, 2007
VIA EDGAR
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Registration Statement on Form S-4 Registration No. 333-143873 Application for Withdrawal
Ladies and Gentlemen:
     Pursuant to Rule 477 under the Securities Act of 1933, Stone Energy Corporation, a Delaware corporation (the “Company”), respectfully requests the withdrawal of its Registration Statement on Form S-4 (Registration No. 333-143873), together with all exhibits thereto (the “Registration Statement”). The Company believes that the withdrawal is in the best interests of the Company and its stockholders. No securities have been sold pursuant to the Registration Statement or the prospectus contained therein.
     The Company further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457(p) of the Securities Act.
     If the staff has any questions regarding this application, please contact the undersigned, the Company’s Senior Vice President and Chief Financial Officer, at (337) 237-0410.

Respectfully submitted,
/s/ Kenneth H. Beer
Kenneth H. Beer
Senior Vice President and Chief Financial Officer